YUKON-NEVADA GOLD CORP. SHOWS STRONG THIRD QUARTER RESULTS

Vancouver, BC – November 16, 2010 – Yukon-Nevada Gold Corp. (the "Company") (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) today announced the financial and operating results for the third quarter ended September 30, 2010. This information should be read in conjunction with the Company's quarterly and annual financial statements, notes to the financial statements and Management's Discussion and Analysis. All dollar amounts are expressed in United States Dollars unless otherwise specified.

Highlights for the three-month period ended September 30, 2010 include:

  Jerritt Canyon produced 18,636 ounces of gold from stockpiles and mining operations in the three months ended September 30, 2010, the highest production amount achieved in a quarter since the third quarter of 2008.

  The operations at Jerritt Canyon returned the first positive gross margin results since 2007, with a $1.4 million gross margin for the three months ended September 30, 2010. The results were impacted by the loss of approximately 2,700 gold ounces during the production process which the Company is working to recover. The Company has identified specific areas of interest and is using all means possible to investigate and resolve the matter.

  Small Mine Developers (“SMD”) delivered 14,641 ounces to the mill from the Smith mine during that same period, as the mining operations achieved the targeted 1,000 tons per day. In total SMD has mined 32,660 ounces from the Smith mine and is showing continued performance improvement.

  On August 13, 2010 the Company issued $25.0 million in Senior Secured Notes (the "Notes") and 25,000,000 common share purchase warrants (the "Warrants"), raising gross proceeds of $25.0 million. Each Warrant entitles the holder thereof to purchase one common share of the Company at a price of C$0.40 per share for a period of three years following closing. The proceeds from the sale of the Notes are being used for the development of the Jerritt Canyon facilities and for working capital purposes.

In 2010 the Company’s focus has been to reestablish Jerritt Canyon as a viable producer with a near term target of 150,000 ounces per annum. For much of 2010, this has required significant additional investments in milling facilities for processing ore as well as carrying out extensive work programs to meet the requirements of the Consent Decree and maintain the low emission levels disclosed in prior news releases. The Company is currently working to find new sources of ore for Jerritt Canyon, has recommenced exploration activity, and is preparing for the reopening of the SSX mine.

With the return to full throughput levels in the third quarter, the Company has now entered into an Ore Purchase Agreement with Newmont Mining Corporation to provide an additional 2,000 tons per day. This will fill the additional capacity available at the mill and increase the cash flows from the operations.

In the Yukon, the Company has continued drill work in support of both the exploration program and for the Yukon Environmental and Socio-economic Assessment (“YESA”) application. The Company continues to be on track to have this application completed in 2011 as the Ketza River property progresses towards production.

Details of the Company's financial results are described in the unaudited consolidated financial statements, and management's discussion and analysis, which will be available on the Company's website, www.yukon-nevadagold.com/s/FinancialStatements.asp and SED-AR, www.sedar.com.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Arizona and Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties in addition to the planned acquisitions mentioned above.

For more information please contact:

Yukon-Nevada Gold Corp.
Richard Moritz
Senior Director, Institutional Investor Relations
Tel: (604) 688-9427
Email: rmoritz@yngc.ca

Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@yngc.ca
www.yukon-nevadagold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

If you would like to receive press releases via email please contact nicole@yngc.ca and specify “Yukon-Nevada Gold Corp. releases” in the subject line.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.